# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mach Natural Resources LP, CIK 0001980088
CUSIP: 55445L100
Title of class of securities: Common units representing limited partner interests
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 06/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001997530
Persons authorized to receive notices and communications: William Wallace McMullen, 1201 Louisiana Street, Suite 3308, Houston, Texas (TX), 77002, 713-400-8200

## Reporting persons
- BCE-Mach Aggregator LLC (CIK 0001997530): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 74,805,939; sole dispositive power 0; shared dispositive power 74,805,939; aggregate amount beneficially owned 74,805,939 (63.2% of the class)
  Comment: Based on 118,336,367 common units representing limited partner interests ("Common Units") outstanding as of May 2, 2025, as reported by Mach Natural Resources LP (the "Issuer") on its Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on May 8, 2025.
- Bayou City Energy Management LLC (CIK 0001742941): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 74,812,939; sole dispositive power 0; shared dispositive power 74,812,939; aggregate amount beneficially owned 74,812,939 (63.2% of the class)
  Comment: Based on 118,336,367 common units representing limited partner interests ("Common Units") outstanding as of May 2, 2025, as reported by Mach Natural Resources LP (the "Issuer") on its Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on May 8, 2025.
- William Wallace McMullen (CIK 0001730172): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 74,812,939; sole dispositive power 0; shared dispositive power 74,812,939; aggregate amount beneficially owned 74,812,939 (63.2% of the class)
  Comment: Based on 118,336,367 common units representing limited partner interests ("Common Units") outstanding as of May 2, 2025, as reported by Mach Natural Resources LP (the "Issuer") on its Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common units representing limited partner interests
Name of issuer: Mach Natural Resources LP
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) BCE-Mach Aggregator LLC ("BCE Aggregator")
(ii) Bayou City Energy Management LLC ("BCEM")
(iii) William Wallace McMullen ("Mr. McMullen")
Residence or business address: 1201 Louisiana Street, Suite 3308 Houston, Texas 77002
Present principal occupation or employment: The principal occupation of Mr. McMullen is acting as the managing partner of BCEM, which indirectly manages BCE Aggregator. Mr. McMullen is also currently serving as a director on the board of directors of the Issuer (the "Board"). BCEM is a fund manager engaged in the purchase, holding and sale of securities for investment purposes.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: See responses to Item 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Prior to the closing of the Issuer's initial public offering (the "IPO"), the Reporting Persons acquired 68,226,633 Common Units in exchange for equity securities of the predecessor of the Issuer. In connection with the IPO, the following agreements were entered into governing certain rights of the Reporting Persons:

(i) the Amended and Restated Agreement of Limited Partnership of Mach Natural Resources LP, which among other things, provided the Reporting Persons (i) customary registration rights and (ii) through its controlling interest in the Issuer's general partner, certain governance rights; and
(ii) the Amended and Restated Limited Liability Company Agreement of Mach Natural Resources GP, LLC (the "GP LLCA"), which governs the board of directors (the "Board") that controls the Issuer. The Reporting Persons have the right to appoint a majority of the Board.

The foregoing descriptions of the Partnership Agreement and GP LLCA do not purport to be complete and are qualified in their entirety by the full text thereof, copies of which are attached as Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated herein by reference.

In December 2024, the Reporting Persons purchased an additional 899,487 Common Units in open market transactions, at prices ranging from $14.61 to $15.75 per Common Unit. On February 7, 2025, the Reporting Persons purchased an additional 5,161,290 Common Units in an underwritten offering at a price of $15.50 per Common Unit. All such Common Units were previously reported on a Schedule 13G filed by the Reporting Persons on November 2, 2023, and as subsequently amended on May 13, 2025. The information set forth or incorporated by reference in Item 5(c) of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons or their affiliates intend to review their investment in the Issuer on an ongoing basis and may seek to increase or decrease their position in the issuer including purchasing additional Common Units and/or other equity, debt, notes or other financial instruments related to the Issuer. In addition, the Reporting Persons or their affiliates may seek to sell or otherwise dispose of some or all securities of the Issuer, including the reported Common Units and/or other equity, debt, notes or other financial instruments related to the Issuer or Common Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or acquire some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons or their affiliates may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments; an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons' or such affiliates' trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in lines 11 and 13 of each of the cover pages hereto is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on lines 7 through 10 of each of the cover pages hereto is incorporated by reference into this Item 5.

74,805,939 of the reported securities are directly held by BCE Aggregator, which is indirectly managed by BCEM. Mr. McMullen is the managing partner of BCEM. Accordingly, each of the Reporting Persons may be deemed to share voting and investment control, and therefore beneficial ownership, of the reported securities.
Transactions in the class effected during the past sixty days:
During the prior 60 days, the Reporting Persons have effected the following transactions related to the Common Units:

June 10, 2025: purchased 79,218 Common Units at a weighted average price per unit of $13.58.
June 11, 2025: purchased 72,411 Common Units at a weighted average price per unit of $14.01.
June 12, 2025: purchased 93,500 Common Units at a weighted average price per unit of $ 14.29.
June 13, 2025: purchased 135,500 Common Units at a weighted average price per unit of $14.72.
June 16, 2025: purchased 144,900 Common Units at a weighted average price per unit of $14.96.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement.
2 Amended and Restated Agreement of Limited Partnership of Mach Natural Resources LP (incorporated by reference to Exhibit 3.1 of the Partnership's Form 8-K filed on October 27, 2023).
3 Amended and Restated Limited Liability Company Agreement of the General Partner (incorporated by reference to Exhibit 3.3 of the Partnership's Form 10-Q filed on December 7, 2023).

## Signatures
- BCE-Mach Aggregator LLC: /s/ William W. McMullen, William W. McMullen, Authorized Signatory (06/17/2025)
- Bayou City Energy Management LLC: /s/ William W. McMullen, William W. McMullen, Authorized Signatory (06/17/2025)
- William Wallace McMullen: /s/ William W. McMullen, William W. McMullen (06/17/2025)